UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For July 2026

Commission File No. 001-41772

OIO Group

26/F Prosperity Tower

39 Queen’s Road Central

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Furnished as Exhibit 99.1 hereto is the investor presentation that will be used by OIO Group in connection with investor relations and related matters.

Exhibits

Exhibit No.	Description
99.1	Investor presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIO Group

	By:	/s/ Jason Wong
	Name:	Jason Wong
	Title:	Chief Financial Officer

Dated: July 7, 2026